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                                                                 Exhibit (a)(10)



To the Holders of TGX Corporation Series A Senior Preferred Stock Certificates:

            The records of the Transfer Agent of Sheridan Energy, Inc. (the "Company") indicate that you have not previously exchanged your TGX Corporation ("TGX") Series A Senior Preferred Stock (the "TGX Preferred Stock") certificate(s) for certificates representing shares of common stock of the Company (the "Common Stock"), in accordance with the June 12, 1997 merger between TGX and the Company (the "TGX Merger"). Pursuant to the TGX Merger, shares of TGX Preferred Stock were exchanged for shares of Common Stock of the Company at a ratio of 2 for 1.

            Enclosed you will find documents relating to the Calpine Corporation ("Calpine") offer to purchase for cash all shares of Common Stock of the Company at a purchase price of $5.50 per share, net to the seller in cash (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger among the Company, Calpine and CPN Sheridan, Inc. "CPN", dated as of August 25, 1999, which is described in the enclosed materials.

            You may participate in this Offer by tendering your TGX Preferred Stock certificate(s) and completing the Letter of Transmittal along with any other required documents specified in the enclosed materials.

            Please note that share amounts represented on the TGX Preferred Stock certificates will be converted by the Depositary, American Stock Transfer & Trust Company, at the TGX Merger exchange ratio of 2 for 1, to determine the cash purchase price to be received by a validly tendering holder of TGX Preferred Stock certificates. For example, if you hold a TGX Preferred Stock certificate for 100 shares, the Depositary will convert that to 50 shares of Common Stock of the Company, entitling you to receive $275.00 in cash from CPN based on the $5.50 net per share Offer from CPN.

            The Offer is fully explained in the enclosed materials. Should you have any questions, however, you may call D.F. King & Co., Inc. who is acting as information agent for the Offer at (800) 848-3094 (Toll Free) or (212) 269-5550 (Call Collect).